SUB-ITEM 77M

(a) During the fiscal semi-annual period, the CGM Focus Fund series of CGM Trust became the surviving entity of a merger with the CGM Capital Development Fund.

(b) At a special meeting of the shareholders of CGM Capital Development Fund held on June 20, 2008, the shareholders of CGM Capital Development Fund approved an Agreement and Plan of Reorganization between CGM Capital Development Fund and CGM Focus Fund. Under this Agreement and Plan of Reorganization, CGM Capital Development Fund transferred all of its assets to CGM Focus Fund in exchange for shares of CGM Focus Fund. Shares of CGM Focus Fund were distributed to CGM Capital Development Fund shareholders in proportion to their holdings of shares of CGM Capital Development Fund on June 27, 2008, the closing date of the reorganization. CGM Focus Fund assumed all of CGM Capital Development Fund’s liabilities. CGM Capital Development Fund will cease to be an investment company as defined by the Act. CGM Capital Development Fund filed its final Form 24F-2 on July 23, 2008. CGM Capital Development Fund will file its final Form N-SAR within 60 days of the end of the Fund’s most recent semi-annual fiscal period and will file Form N-8F thereafter.